Securities and Exchange Commission
Washington, D.C.  20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*
ZAIS Group Holdings, Inc.
(Name of Issuer)
Class A Common stock, par value $0.0001 per share
(Title of Class of Securities)
98887G106
(CUSIP Number)
January 26, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SMOF II Investment Manager, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

776,662

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

776,662

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,662

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

IA

Item 1(a).	Name of issuer:
ZAIS Group Holdings, Inc.
Item 1(b).	Address of issuer's principal executive offices:
Two Bridge Avenue, Suite 322
Red Bank, NJ 07701-1106
Item 2(a).	Name of person filing:
SMOF II Investment Manager, LLC (the "Reporting Person")
Item 2(b).	Address of principal business office or, if none, residence:
147 East 48th Street
New York, NY 10017
Item 2(c).	Citizenship:
Delaware
Item 2(d).	Title of class of securities:
Class A Common stock, par value $0.0001 per share ("Class A Common Stock")
Item 2(e).	CUSIP No.:
98887G106
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
As of January 26, 2018, the Reporting Person beneficially owned 776,662 shares of Class A Common Stock.
(b)	Percent of Class:
5.3% (based on 14,555,113 outstanding shares of Class A Common Stock as disclosed in the issuer's Form 10-Q filed on November 13, 2017).
(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote:
776,662 shares of Class A Common Stock
(ii)           Shared power to vote or to direct the vote:
0
(iii)          Sole power to dispose or to direct the disposition of:
776,662 shares of Class A Common Stock
(iv)          Shared power to dispose or to direct the disposition of:
0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Stermax Merger Opportunities Fund II, LP, a Delaware limited partnership, directly and/or indirectly through one or more of its wholly-owned subsidiaries, has the right to receive any dividends from and the proceeds of the sale of the shares of Class A Common Stock beneficially owned by the Reporting Person.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated: May 11, 2018
SMOF II INVESTMENT MANAGER, LLC
By:  /s/ Minor Myers
Name:  Minor Myers
Title:    Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).